Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, 2007

(Unaudited)

Ratio of earnings to fixed charges
(Dollars in millions)

Earnings(a)	$9,470
Plus
Interest included in expense	16,404
One-third of rental expense(b)	252
Adjusted “earnings”	$26,126

Fixed charges
Interest included in expense	$16,404
Interest capitalized	59
One-third of rental expense(b)	252
Total fixed charges	$16,715

Ratio of earnings to fixed charges	1.56

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.